Exhibit 2

2019

SECOND QUARTER RESULTS

∎ Stock Listing Information

Colombian Stock Exchange S.A. Ticker: CLH

∎ Investor Relations

Pablo Gutiérrez +57 (1) 603-9051

E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

CEMEX LatAm Holdings

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	3,245	3,331	(3%)		1,620	1,638	(1%)	
Consolidated domestic gray cement volume	2,912	2,905	0%		1,459	1,442	1%	
Consolidated ready-mix volume	1,230	1,287	(4%)		588	616	(5%)	
Consolidated aggregates volume	2,951	3,235	(9%)		1,462	1,558	(6%)	
Net sales	507	572	(11%)	(5%)	249	280	(11%)	(4%)
Gross profit	194	233	(17%)	(10%)	91	109	(16%)	(10%)
as % of net sales	38.3%	40.8%	(2.5pp)		36.4%	38.8%	(2.4pp)	
Operating earnings before other expenses, net	60	89	(33%)	(27%)	26	42	(39%)	(34%)
as % of net sales	11.8%	15.6%	(3.8pp)		10.3%	15.1%	(4.8pp)	
Controlling interest net income (loss)	11	33	(67%)		-4	4	N/A	
Operating EBITDA	100	131	(23%)	(18%)	46	63	(28%)	(23%)
as % of net sales	19.8%	22.9%	(3.1pp)		18.3%	22.6%	(4.3pp)	
Free cash flow after maintenance capital expenditures	41	17	134%		23	45	(49%)	
Free cash flow	40	16	143%		21	45	(54%)	
Net debt	782	879	(11%)		782	879	(11%)	
Total debt	811	918	(12%)		811	918	(12%)	
Earnings of continuing operations per share	0.02	0.06	(67%)		(0.01)	0.01	N/A	
Shares outstanding at end of period	557	557	0%		557	557	0%	
Employees	4,128	4,298	(4%)		4,128	4,298	(4%)	

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the second quarter of 2019 declined by 11% in U.S.-dollar terms, or by 4% in local-currency terms, compared to those of the second quarter of 2018. Increased sales in Colombia and El Salvador were more than offset by lower sales in the other countries, in local-currency terms.

Cost of sales as a percentage of net sales during the second quarter increased by 2.4pp from 61.2% to 63.6%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the quarter increased by 2.4pp from 23.7% to 26.1%, compared to those of 2018.

Operating EBITDA during the second quarter of 2019 declined in U.S.-dollar and local-currency terms by 28% and 23%, respectively, compared to that of the second quarter of 2018. The decline in local-currency terms is mainly due to lower prices, partially offset by the SG&A savings related to our A Stronger CEMEX plan.

Operating EBITDA margin during the second quarter of 2019 declined by 4.3pp, compared to that of the second quarter of 2018.

Controlling interest net income during the second quarter was negative US$4 million, compared to US$4 million during the same quarter of 2018.

Total debt declined US$24 million during the quarter, reaching US$811 million.

2019 Second Quarter Results

Page 2

OPERATING RESULTS

Colombia

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	250	265	(6%)	6%	122	129	(6%)	7%
Operating EBITDA	39	47	(17%)	(9%)	17	22	(22%)	(14%)
Operating EBITDA margin	15.7%	17.9%	(2.2pp)		14.1%	17.2%	(3.1pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	10%	12%	6%	4%	1%	7%
Price (USD)	(9%)	(10%)	(12%)	(13%)	(7%)	(10%)
Price (local currency)	2%	3%	(1%)	(1%)	5%	2%

Year-over-year percentage variation.

In Colombia, during the second quarter our domestic gray cement, ready-mix and aggregates volumes increased by 12%, 4%, and 7%, respectively, compared to those of the second quarter of 2018. For the first six months of the year, our domestic gray cement, ready-mix and aggregates volumes increased by 10%, 6%, and 1%, respectively, on a year-over-year basis.

We are encouraged by the positive cement-demand trend in Colombia driven by the infrastructure and the informal-residential sectors. We estimate that industry-cement demand increased by 2% during the quarter and by 3% year-to-date June.

Our cement prices from December 2018 to June 2019 increased by 6% in local-currency terms.

Panama

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	98	111	(12%)	(12%)	48	50	(5%)	(5%)
Operating EBITDA	24	35	(31%)	(31%)	11	15	(29%)	(29%)
Operating EBITDA margin	24.9%	31.8%	(6.9pp)		22.1%	29.5%	(7.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(10%)	(6%)	(20%)	(7%)	(30%)	(28%)
Price (USD)	(6%)	(6%)	(3%)	(2%)	(5%)	(7%)
Price (local currency)	(6%)	(6%)	(3%)	(2%)	(5%)	(7%)

Year-over-year percentage variation.

In Panama during the second quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 6%, 7%, and 28%, respectively, compared to those of the second quarter of 2018. For the first half of 2019, our domestic gray cement, ready-mix and aggregates volumes declined by 10%, 20%, and 30%, respectively, on a year-over-year basis.

We estimate that industry-cement demand during the quarter improved by 2%. However, volumes remained very weak considering that during the same quarter of last year the industry suffered a construction-workers strike, which paralyzed the formal-construction activity for 30 days.

Cement demand continued to be affected by high levels of inventory in apartments and offices, as well as by project delays in the infrastructure sector. However, we are optimistic on the infrastructure sector going forward as relevant projects are expected to ramp-up volumes in coming months.

2019 Second Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	55	79	(30%)	(26%)	27	43	(37%)	(34%)
Operating EBITDA	19	25	(26%)	(22%)	9	16	(44%)	(42%)
Operating EBITDA margin	34.1%	32.2%	1.9pp		32.5%	36.7%	(4.2pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(26%)	(31%)	(17%)	(25%)	8%	(2%)
Price (USD)	(5%)	(6%)	2%	3%	(10%)	(11%)
Price (local currency)	(0%)	(2%)	8%	7%	(5%)	(7%)

Year-over-year percentage variation.

In Costa Rica, during the second quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 31%, 25%, and 2%, respectively. For the first six months of the year our domestic gray cement and ready-mix volumes declined by 26% and 17%, respectively, while our aggregates volumes increased by 8%, compared to those of the same period of 2018.

Industry-cement demand was very weak during the quarter. We estimate that it declined by 18%, or by 15% on a daily-sales basis. Uncertainty related to the implementation of the fiscal reform affected consumer and business confidence. Additionally, we observed some delays in infrastructure projects.

Rest of CLH

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	113	124	(9%)	(5%)	57	61	(7%)	(4%)
Operating EBITDA	33	42	(23%)	(19%)	15	20	(23%)	(20%)
Operating EBITDA margin	28.8%	33.9%	(5.1pp)		27.3%	32.7%	(5.4pp)	

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(4%)	(2%)	(45%)	(53%)	(58%)	(55%)
Price (USD)	(2%)	(2%)	1%	3%	8%	15%
Price (local currency)	1%	1%	5%	6%	13%	21%

Year-over-year percentage variation.

In the Rest of CLH region, which includes our operations in Nicaragua, Guatemala and El Salvador, our domestic gray cement, ready-mix and aggregates volumes declined by 2%, 53%, and 55%, respectively, during the second quarter on a year-over-year basis. During the first half of the year, our domestic gray cement, ready-mix and aggregates volumes declined by 4%, 45%, and 58%, respectively, compared to those of the first half of 2018.

In Nicaragua, the socio-political crisis remains unresolved and continues to take a toll in economic activity, including cement demand. Most of the highway projects sponsored by the government are in late construction stages and are not being replaced by new projects. Going forward, the self-construction sector should continue supporting cement consumption in the country.

In Guatemala, our quarterly cement volumes in the country declined by 2% or increased by 1% adjusting for 2 fewer working days. Ready-mix volumes declined due to unusual heavy rains, as well as a high base of comparison in the same period of last year, when some relevant projects were under construction.

2019 Second Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2019	2018	% var	2019	2018	% var
Operating earnings before other expenses, net	**60**	**89**	**(33%)**	**26**	**42**	**(39%)**
+ Depreciation and operating amortization	41	42		20	21	
Operating EBITDA	**100**	**131**	**(23%)**	**46**	**63**	**(28%)**
- Net financial expense	27	30		13	15	
- Capital expenditures for maintenance	17	18		12	11	
- Change in working Capital	(4)	10		(10)	(24)	
- Taxes paid	24	25		10	13	
- Other cash items (Net)	(3)	28		(3)	2	
- Free cash flow discontinued operations	0	3		0	1	
Free cash flow after maintenance capital exp	**41**	**17**	**134%**	**23**	**45**	**(49%)**
- Strategic Capital expenditures	1	1		1	0	
Free cash flow	**40**	**16**	**143%**	**21**	**45**	**(54%)**

In millions of US dollars, except percentages.

Information on Debt

	Second Quarter			First Quarter
	2019	2018	% var	2019
Total debt [1, 2]	**811**	**918**		**835**
Short term	17%	23%		1%
Long term	83%	77%		99%
Cash and cash equivalents	28	39	(27%)	38
Net debt	**782**	**879**	**(11%)**	**797**
Net debt / EBITDA	**3.6x**	**3.2x**		**3.4x**

	Second Quarter	
	2019	2018
Currency denomination		
U.S. dollar	99%	98%
Colombian peso	1%	2%
Interest rate		
Fixed	58%	62%
Variable	42%	38%

In millions of US dollars, except percentages.

[1] Includes leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2019 Second Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - June				Second Quarter			
INCOME STATEMENT	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	507,182	571,903	(11%)	(5%)	248,958	280,018	(11%)	(4%)
Cost of sales	(312,906)	(338,635)	8%		(158,243)	(171,382)	8%	
Gross profit	**194,276**	**233,268**	**(17%)**	**(10%)**	**90,715**	**108,636**	**(16%)**	**(10%)**
Operating expenses	(134,608)	(144,116)	7%		(65,011)	(66,451)	2%	
Operating earnings before other expenses, net	**59,668**	**89,152**	**(33%)**	**(27%)**	**25,704**	**42,185**	**(39%)**	**(34%)**
Other expenses, net	(8,093)	(6,016)	(35%)		(8,156)	(4,654)	(75%)	
Operating earnings	**51,575**	**83,137**	**(38%)**		**17,548**	**37,531**	**(53%)**	
Financial expenses	(27,007)	(29,994)	10%		(13,151)	(14,834)	11%	
Other income (expenses), net	(5,887)	4,646	n/a		(8,659)	(13,975)	38%	
Net income before income taxes	**18,681**	**57,789**	**(68%)**		**(4,262)**	**8,722**	**n/a**	
Income tax	(7,538)	(23,534)	68%		(235)	(5,336)	96%	
Profit of continuing operations	11,143	34,255	(67%)		(4,497)	3,386	n/a	
Discontinued operations	0	(724)	100%		0	134	n/a	
Consolidated net income	**11,143**	**33,531**	**(67%)**		**(4,497)**	**3,520**	**n/a**	
Non-controlling Interest Net Income	(9)	(79)	88%		30	(11)	n/a	
Controlling Interest Net Income	**11,134**	**33,452**	**(67%)**		**(4,467)**	**3,509**	**n/a**	
Operating EBITDA	**100,176**	**130,828**	**(23%)**	**(18%)**	**45,537**	**63,157**	**(28%)**	**(23%)**
Earnings of continued operations per share	**0.02**	**0.06**	**(67%)**		**(0.01)**	**0.01**	**n/a**	
Earnings of discontinued operations per share	**0.00**	**(0.00)**	**100%**		**0.00**	**0.00**	**(100%)**	

	as of June 30		
BALANCE SHEET	2019	2018	% var
Total Assets	**3,033,689**	**3,266,315**	**(7%)**
Cash and Temporary Investments	28,300	39,222	(28%)
Trade Accounts Receivables	82,911	112,400	(26%)
Other Receivables	54,190	54,224	(0%)
Inventories	80,023	84,454	(5%)
Assets held for sale	0	54,519	(100%)
Other Current Assets	27,566	30,372	(9%)
Current Assets	272,990	375,191	(27%)
Fixed Assets	1,170,711	1,251,158	(6%)
Other Assets	1,589,988	1,639,966	(3%)
Total Liabilities	**1,479,606**	**1,705,968**	**(13%)**
Liabilities available for sale	0	20,584	(100%)
Other Current Liabilities	403,749	518,632	(22%)
Current Liabilities	403,749	539,216	(25%)
Long-Term Liabilities	1,057,916	1,153,680	(8%)
Other Liabilities	17,941	13,072	37%
Consolidated Stockholders' Equity	**1,554,083**	**1,560,347**	**(0%)**
Non-controlling Interest	5,274	6,358	(17%)
Stockholders' Equity Attributable to Controlling Interest	1,548,809	1,553,989	(0%)

2019 Second Quarter Results Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - June			Second Quarter		
INCOME STATEMENT	2019	2018	% var	2019	2018	% var
Net sales	1,624,798	1,629,632	(0%)	814,191	804,247	1%
Cost of sales	(1,002,418)	(964,937)	(4%)	(517,518)	(492,230)	(5%)
Gross profit	**622,380**	**664,695**	**(6%)**	**296,673**	**312,017**	**(5%)**
Operating expenses	(431,229)	(410,657)	(5%)	(212,610)	(190,857)	(11%)
Operating earnings before other expenses, net	**191,151**	**254,038**	**(25%)**	**84,063**	**121,160**	**(31%)**
Other expenses, net	(25,926)	(17,143)	(51%)	(26,671)	(13,367)	(100%)
Operating earnings	**165,225**	**236,897**	**(30%)**	**57,392**	**107,793**	**(47%)**
Financial expenses	(86,519)	(85,468)	(1%)	(43,009)	(42,605)	(1%)
Other income (expenses), net	(18,860)	13,240	n/a	(28,321)	(40,138)	29%
Net income before income taxes	**59,846**	**164,669**	**(64%)**	**(13,938)**	**25,050**	**n/a**
Income tax	(24,149)	(67,060)	64%	(771)	(15,325)	95%
Profit of continuing operations	35,697	97,609	(63%)	(14,709)	9,725	n/a
Discontinued operations	0	(2,061)	100%	0	384	(100%)
Consolidated net income	**35,697**	**95,548**	**(63%)**	**(14,709)**	**10,109**	**n/a**
Non-controlling Interest Net Income	(30)	(226)	87%	100	(32)	n/a
Controlling Interest Net Income	**35,667**	**95,322**	**(63%)**	**(14,609)**	**10,077**	**n/a**
Operating EBITDA	**320,921**	**372,793**	**(14%)**	**148,926**	**181,396**	**(18%)**
Earnings of continued operations per share	**64**	**175**	**(63%)**	**(26)**	**17**	**n/a**
Earnings of discontinued operations per share	**0**	**(4)**	**(100%)**	**0**	**1**	**(100%)**

	as of June 30		
BALANCE SHEET	2019	2018	% var
Total Assets	**9,725,005**	**9,572,916**	**2%**
Cash and Temporary Investments	90,720	114,952	(21%)
Trade Accounts Receivables	265,785	329,423	(19%)
Other Receivables	173,715	158,920	9%
Inventories	256,526	247,518	4%
Assets held for sale	0	159,784	(100%)
Other Current Assets	88,372	89,014	(1%)
Current Assets	875,118	1,099,611	(20%)
Fixed Assets	3,752,912	3,666,894	2%
Other Assets	5,096,975	4,806,411	6%
Total Liabilities	**4,743,128**	**4,999,850**	**(5%)**
Liabilities available for sale	0	60,328	(100%)
Other Current Liabilities	1,294,285	1,520,005	(15%)
Current Liabilities	1,294,285	1,580,333	(18%)
Long-Term Liabilities	3,391,329	3,381,204	0%
Other Liabilities	57,514	38,313	50%
Consolidated Stockholders' Equity	**4,981,877**	**4,573,066**	**9%**
Non-controlling Interest	16,908	18,634	(9%)
Stockholders' Equity Attributable to Controlling Interest	4,964,969	4,554,432	9%

2019 Second Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
NET SALES								
Colombia	249,651	264,975	(6%)	6%	121,585	128,832	(6%)	7%
Panama	97,856	111,480	(12%)	(12%)	47,832	50,184	(5%)	(5%)
Costa Rica	55,208	78,931	(30%)	(26%)	27,451	43,232	(37%)	(34%)
Rest of CLH	113,174	124,002	(9%)	(5%)	56,603	61,138	(7%)	(4%)
Others and intercompany eliminations	(8,707)	(7,485)	(16%)	(16%)	(4,513)	(3,368)	(34%)	(34%)
TOTAL	**507,182**	**571,903**	**(11%)**	**(5%)**	**248,958**	**280,018**	**(11%)**	**(4%)**
GROSS PROFIT								
Colombia	91,959	99,276	(7%)	4%	43,474	47,092	(8%)	5%
Panama	31,963	45,048	(29%)	(29%)	14,154	19,719	(28%)	(28%)
Costa Rica	27,643	35,006	(21%)	(17%)	13,472	20,863	(35%)	(33%)
Rest of CLH	43,855	52,912	(17%)	(14%)	20,914	25,087	(17%)	(14%)
Others and intercompany eliminations	(1,144)	1,026	N/A	N/A	(1,299)	(4,123)	68%	69%
TOTAL	**194,276**	**233,268**	**(17%)**	**(10%)**	**90,715**	**108,636**	**(16%)**	**(10%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Colombia	25,434	32,572	(22%)	(14%)	10,545	14,581	(28%)	(22%)
Panama	15,693	27,312	(43%)	(43%)	6,526	10,713	(39%)	(39%)
Costa Rica	16,474	22,940	(28%)	(24%)	7,808	14,615	(47%)	(44%)
Rest of CLH	28,638	37,901	(24%)	(21%)	13,373	17,859	(25%)	(22%)
Others and intercompany eliminations	(26,571)	(31,573)	16%	17%	(12,548)	(15,583)	19%	23%
TOTAL	**59,668**	**89,152**	**(33%)**	**(27%)**	**25,704**	**42,185**	**(39%)**	**(34%)**
OPERATING EBITDA								
Colombia	39,073	47,359	(17%)	(9%)	17,188	22,115	(22%)	(14%)
Panama	24,412	35,409	(31%)	(31%)	10,570	14,789	(29%)	(29%)
Costa Rica	18,811	25,427	(26%)	(22%)	8,931	15,864	(44%)	(42%)
Rest of CLH	32,581	42,040	(23%)	(19%)	15,471	19,980	(23%)	(20%)
Others and intercompany eliminations	(14,701)	(19,407)	24%	27%	(6,622)	(9,591)	31%	36%
TOTAL	**100,176**	**130,828**	**(23%)**	**(18%)**	**45,538**	**63,157**	**(28%)**	**(23%)**
OPERATING EBITDA MARGIN								
Colombia	15.7%	17.9%	(2.2pp)		14.1%	17.2%	(3.1pp)	
Panama	24.9%	31.8%	(6.9pp)		22.1%	29.5%	(7.4pp)	
Costa Rica	34.1%	32.2%	1.9pp		32.5%	36.7%	(4.2pp)	
Rest of CLH	28.8%	33.9%	(5.1pp)		27.3%	32.7%	(5.4pp)	
TOTAL	**19.8%**	**22.9%**	**(3.1pp)**		**18.3%**	**22.6%**	**(4.3pp)**	

2019 Second Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - June			Second Quarter		
	2019	2018	% var	2019	2018	% var
Total cement volume [1]	3,245	3,331	(3%)	1,620	1,638	(1%)
Total domestic gray cement volume	2,912	2,905	0%	1,459	1,442	1%
Total ready-mix volume	1,230	1,287	(4%)	588	616	(5%)
Total aggregates volume	2,951	3,235	(9%)	1,462	1,558	(6%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	10%	12%	1%
Panama	(10%)	(6%)	0%
Costa Rica	(26%)	(31%)	(1%)
Rest of CLH	(4%)	(2%)	0%
READY-MIX			
Colombia	6%	4%	(7%)
Panama	(20%)	(7%)	(8%)
Costa Rica	(17%)	(25%)	(2%)
Rest of CLH	(45%)	(53%)	(29%)
AGGREGATES			
Colombia	1%	7%	1%
Panama	(30%)	(28%)	(13%)
Costa Rica	8%	(2%)	(3%)
Rest of CLH	(58%)	(55%)	23%

2019 Second Quarter Results Page 9

OPERATING RESULTS

Price Summary

Variation in U.S. dollars

	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	(9%)	(10%)	(3%)
Panama	(6%)	(6%)	(2%)
Costa Rica	(5%)	(6%)	1%
Rest of CLH	(2%)	(2%)	(0%)
READY-MIX			
Colombia	(12%)	(13%)	(5%)
Panama	(3%)	(2%)	(4%)
Costa Rica	2%	3%	4%
Rest of CLH	1%	3%	4%
AGGREGATES			
Colombia	(7%)	(10%)	(5%)
Panama	(5%)	(7%)	(4%)
Costa Rica	(10%)	(11%)	3%
Rest of CLH	8%	15%	8%

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
DOMESTIC GRAY CEMENT			
Colombia	2%	3%	2%
Panama	(6%)	(6%)	(2%)
Costa Rica	(0%)	(2%)	(2%)
Rest of CLH	1%	1%	(0%)
READY-MIX			
Colombia	(1%)	(1%)	(1%)
Panama	(3%)	(2%)	(4%)
Costa Rica	8%	7%	1%
Rest of CLH	5%	6%	3%
AGGREGATES			
Colombia	5%	2%	(1%)
Panama	(5%)	(7%)	(4%)
Costa Rica	(5%)	(7%)	0%
Rest of CLH	13%	21%	10%

For Rest of CLH, volume-weighted average prices.

2019 Second Quarter Results Page 10

DEFINITIONS OF TERMS AND DISCLOSURES

IFRS 16, Leases ("IFRS 16")

Beginning January 1, 2019, IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract, with a single income statement model in which a lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases, CEMEX Latam adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2018 as follows:

(Millions of dollars)	January 1st, 2018
Assets for the Right-of-use	$ 15.7
Deferred tax assets	$ 2.8
Lease financial liabilities	$ (23.0)
Deferred tax liabilities	$ (0.7)
Retained earnings[1]	**$ (5.2)**

[1] The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset against the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts.

CEMEX Latam modified the previously reported income statement for the six-month period ended June 30, 2018 to give effect to the retrospective adoption of IFRS 16, as follows:

Selected information Income Statement	Original Reported		Modified	
(Millions of dollars)	Jan-Jun	2Q	Jan-Jun	2Q
Revenues	571.9	280.0	571.9	280.0
Cost of sales	(339.3)	(171.6)	(338.6)	(171.4)
Operating expenses	(144.3)	(66.5)	(144.1)	(66.4)
Other expenses, net	(6.0)	(4.6)	(6.0)	(4.6)
Financial (expense) income and others	(24.2)	(28.2)	(25.3)	(28.8)
Earnings before income tax	58.0	8.9	57.8	8.7
Income tax	(23.6)	(5.4)	(23.5)	(5.3)
Earnings from continuing operations	**34.4**	**3.5**	**34.3**	**3.4**

As of June 30, 2019, and December 31, 2018, assets for the right-of-use amounted to $17.0 million and $14.9 million, respectively. In addition, financial liabilities related to lease contracts amounted to $23.8 million as of June 30, 2019 and $22.3 million as of December 31, 2018 and were included within "Debt and other financial liabilities".

2019 Second Quarter Results Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX Latam concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments. CEMEX Latam's operations in Brazil for the six-month period ended June 30, 2018 were reclassified and reported net of tax in the single line item "Discontinued Operations".

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the six-month period ended June 30, 2018:

INCOME STATEMENT	Jan - Jun		Second Quarter	
(Millions of dollars)	2019	2018	2019	2018
Sales	-	17.7	-	8.6
Cost of sales and operating	-	(18.5)	-	(8.4)
Other expenses, net	-	(0.1)	-	(0.0)
Interest expense, net and others	-	(0.1)	-	(0.1)
Income (loss) before income tax	-	(0.9)	-	(0.0)
Income tax	-	0.2	-	0.1
Loss of discontinued operations	-	(0.7)	-	0.1
Result in sale, withholding and Fx reclassification	-	-	-	-
Net loss of discontinued operations	**-**	**(0.7)**	**-**	**0.1**

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - June		January - June		Second Quarter	
	2019 EoP	2018 EoP	2019 average	2018 average	2019 average	2018 average
Colombian peso	3,205.67	2,930.80	3,203.58	2,849.49	3,270.40	2,872.13
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	583.64	570.08	600.09	570.26	591.09	569.05
Euro	0.88	0.86	0.89	0.83	0.89	0.85

Amounts provided in units of local currency per US dollar.

2019 Second Quarter Results Page 12

DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Maintenance capital expenditures investments incurred for the purpose of ensuring CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents. Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.